Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a transcript of the J.P Morgan TMT conference call and webcast of DigitalGlobe, Inc. and MacDonald, Dettwiler and Associates Ltd. on May 23, 2017.

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference EVENT DATE/TIME: MAY 23, 2017 / 12:40PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference CORPORATE PARTICIPANTS Howard L. Lance MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Jeffrey R. Tarr DigitalGlobe, Inc. - CEO, President and Director CONFERENCE CALL PARTICIPANTS Mark Wesley Strouse JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst PRESENTATION Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Hey, good morning, everybody. Welcome to Day 2 of the 45th Annual JPMorgan TMT Conference. My name is Mark Strouse. I cover Applied and Emerging Tech here at JPMorgan. We are very happy to have 2 CEOs: Jeff Tarr, CEO of DigitalGlobe; and Howard Lance, CEO of MacDonald, Dettwiler. MDA in February announced its intention to acquire DigitalGlobe. I think one of the things that we'd noticed since that deal was announced was that we get a lot of calls from DigitalGlobe investors that started off not knowing much about MDA, and we get a lot of calls from MDA investors who started off not knowing much about DigitalGlobe. So gentlemen, welcome. I was hoping you could spend a couple of minutes, each of you spending --just give us a high-level overview of what your respective companies do. Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Thanks, Mark. Good morning. MacDonald, Dettwiler founded in 1969 in Canada, is a company focused on space technologies. Our leading products are satellite related. We're the leadings global communication satellite manufacturer, as well as one of the leadings manufacturers of radar satellites. In addition, we have a diversified software and services business serving Canadian and U.S. governments providing software services and systems integration. Our focus predominantly in the history of the company have been in Canada, 2012 acquiring Space Systems Loral in Palo Alto, moving the company significantly into a U.S. presence. I joined the company a year ago with the principal objective to migrate the company from Canada to the U.S., with the principal objective to access the U.S. government space market, which is the largest in the world. Since that time, we've reorganized and focused our efforts on what we call the U.S. Access Plan and have had significant early success in winning programs with NASA and DARPA on a variety of spacecraft. As we looked at diversifying the company going forward, we identified earth observation satellite technologies and data and services as a key growth market to augment the business that we were already in, identified DigitalGlobe as a great potential partner. And at that point reached out to Jeff and we were able to announce the deal, as you heard in February. We're in the regulatory approval process. Everything is going along at this point as planned. And we expect to close at some point in the second half of 2017. Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director Thanks, Howard. And as for DigitalGlobe, we are the leading provider of Earth observation in a wide range of related geospatial services. Our largest customers are governments. First and foremost, the U.S. government, for which we're the source of 90% of the nation's foundational imagery. And we also host and distribute imagery to over 100,000 U.S. government users around the globe. We also do similar work for friendly foreign governments who are large consumers of our imagery, and to a increased early but increasing extent consumers of our analytic services as well. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference And then there are commercial customers. Every time you use Apple or Google or Microsoft Maps or HERE Maps, we're a key input into the creation of those maps. In many cases, we're the sole-source provider of satellite imagery. And those maps are used in related geospatial services or used by billions of consumers every day. We're also moving into a wide range of other industries. We're in oil, gas, mining, increasingly telecommunications. We see a significant growth opportunity over the long term in autonomous vehicles, all of which represent growth opportunity for us. QUESTIONS AND ANSWERS Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Great, okay. So Jeff, if I can just start with few questions on DigitalGlobe, standalone. So you've got a big contract with U.S. government, great visibility through middle of 2020 or so. I think most investors see the biggest opportunity for long-term growth or even near term while that contract is operating on the commercial side though. And the commercial business has had very good execution over the last 12 to 18 months or so. Can you just talk about what has driven that improvement? Is that new contracts? Is it new customers? Geopolitical events? What's happening there? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director Well, before I answer that, I just want to make the statement that we see government as a significant growth opportunity over the long term as well. In terms of the commercial business, the --I would say it is too early to call it a recovery. At the same time, we have seen improved performance. We certainly saw better growth in the quarter as we --a lot of that growth has come from our platform business. We've now put a 100 petabytes of data in the cloud, and we've been building a ecosystem of partners ranging from Silicon Valley startups to large global information companies who are running analytics, different types of artificial intelligence, crowdsourcing, machine learning, to unlock the insights that are embedded in the imagery. That was a significant contributor to what we saw in the first quarter. We're also seeing uptake in our highest resolution, best-quality imagery with the launch of WorldView-3 and the WorldView-4. The market is starting to take hold of that and find new use cases, and that's also been a source of growth. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. How should we think about the long-term commercial growth opportunities? I think you --at your Analyst Day, it's been 3 or 4 years now, the TAM was in the tens of billions of dollars. So what are just some applications within that business that are kind of in their infancy and you see as the biggest opportunity there? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director Well, we're now for the --the technology is finally there for us to do what we've been talking about doing for many years. And when I say the technology is finally there, I'm talking about the cloud and the availability of inexpensive computer storage, and I'm also talking about developments in deep learning and machine learning, they're enabling us to unlock that. Plus new business model that we were able to put on top of all of this to allow those who want to use our imagery for analytics to subscribe to the archive, the daily imagery collection, as opposed to buy and take delivery image by image. So that's the unlock. What we're seeing is a wide range of new applications. For example a customer in Australia, PSMA, is using these techniques to build a database of all 15 million built structures on the continent of Australia, with 60 databases per structure. And we're looking at rolling that out globally. That represents opportunity for insurance, for development, for construction, for real estate, and that's very interesting. Another area that we're seeing uptake new customers and new applications, is with telecommunications. And with the deployment of 5G, our high resolution imagery is producing the capability to place those cell sites more effectively. And then there's autonomous vehicles longer term, but I --there's a lot of money being poured into that, both by the auto manufacturers and by an ecosystem around them, and we're finding interest in our high resolution imagery and our digital elevation models in that market segment too. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. Then switching over to the government side, the U.S. government side, the EnhancedView contract is set to --the end of that contract is 2020, I think August or September. What are the latest expectations regarding that contract? I know it's strange to be talking about this 3 years out but anything you can share there? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director Yes, the expectation is that the mission continues. There's nothing that changes about and --about the mission and the need for the U.S. government to maintain that kind of data, to support more fighters, first responders, coalition partners and a wide range of use cases. And as we look at the marketplace, we don't see anybody who's developing the capabilities that meet the requirements of the EnhancedView contract. So we feel very good about the long-term future. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. Do the capabilities --the technical capabilities under that contract, do they differ by end customer? I know that you sell into the NGA and then they distribute it to all of their different agencies. But for example, does the DoD have different requirements versus some kind of civil application? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director I wouldn't be able to parse that for you. I think what's important to know as there are requirements and we're the only commercial company in the world that meets those requirements. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. Let's see, WorldView-Legion. You just started talking about this recently. What is it? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director WorldView-Legion is a multi-satellite system that will replace the capacity on orbit with WorldView-1 and WorldView-2, when those satellites reach their end of life in the next decade. WorldView-Legion will sustain our lead and resolution and an accuracy to attributes that matter a lot to our customers, and will create what we believe to be a commanding lead in revisit as well. We're targeting 40x revisit per day over the areas of the world that matter most to our customers... (technical difficulty) And one of the key benefits of the combination will enable us to bring that to market in a way that is capital efficient and sustains the technological lead of the business. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. So specifically, is Legion small sats? Is it the big birds that you have now? 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director I wouldn't try to compartmentalize it in what the market has called small sats and large sats. Let's just say that they will be technologically leading satellites, a multi-satellite system, very large collectors, very agile, very high resolution, very accurate. And it will sustain the... (technical difficulty) digital growth as established in the marketplace. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst (technical difficulty) Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director (technical difficulty) we see that as the... (technical difficulty) benefit of the MDA combination, because now we will be able --the company will be able to sell satellites to a nation that wants to own a national asset... (technical difficulty) Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst (technical difficulty) and how any uncertainty regarding satellite operators business impacts MDA? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director So MDA has 2 segments, commercial communications and surveillance and intelligence. The communications part, we're selling satellites to satellite operators, video transmission, SES, Utilsat, DIRECTV, Dish Networks, audio providers like Sirius XM, and increasingly wide range of broadband Internet providers around the world. It's a... (technical difficulty) $550 million to $300 million or more per satellite. So like most capital-intensive businesses, it's cyclical. We've had a change in the last couple of years, where technologies are starting to evolve. And the focus has been moving from the traditional direct-to-home television to broadband. And not just fixed broadband but mobile broadband, think of aviation, maritime and down the road connected vehicles. Those technologies are evolving. A number of different options are available. And so we're right now for the last 18 months at the low part of the cycle, as customers are evaluating competing technologies. We think that's going to lead later in 2017 and in 2018 to a significant market rebound from the broadband part of the market. In addition, you've got the very steady, stable video direct-to-home market, and replacement satellites are going be ordered for that market. So we're expecting a rebound in the market as we go through this year and believe that will show itself in terms of new orders and building backlog. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Got it. Then can you just kind of compare and contrast the high throughput satellites versus traditional GEO and emerging LEO opportunities? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director So traditionally our satellites are located in the geosynchronous orbit, meaning they stay in the same place relative to any point on Earth. So you point the antenna once and you're done. That's a very efficient and effective way to distribute large amounts of data, be it video or data content to multiple sites. High throughput is simply an acronym for I want more data, I want a bigger pipe. And so that traditionally is showing itself in terms of larger satellites that have the ability to provide that data at a lower cost per gigabit. And so that is certainly one of the trends that we see, larger satellites, much larger investment. At the same time, a couple of different companies are looking at putting a high number of satellites in a low-earth orbit, and that's LEO. Utilizing the lower cost per satellite in order to provide, hopefully an even lower cost per gigabit in terms of satellite bandwidth, as well as to reduce the latency because the low-earth orbit much closer to the Earth and signals are being transmitted much more rapidly from point to point. None of those constellations are in orbit yet, so the technology is still evolving. But certainly companies like OneWeb are making a big bet in that new technology. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Got it, okay. Can you give us an overview of radar sat and its replacement? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director So radar satellites have the ability not to provide that kind of beautiful imagery that just satellites do, but they have the ability to provide imagery 24/7, light or dark, clouds, camouflage, forest --forestry and other impediments. It also is a very precise way to measure detection of change from past to past. MDA has been a leader in radar satellites for many years. We're currently constructing 3 new satellites for the Canadian government. These will be integrated with other technologies such as AIS Identification for maritime monitoring. And we're also providing, mark all of the software systems that allow this data to be processed and to provide nearer real-time monitoring of the coastlines around Canada. We think that technology will be very applicable to other countries. One of our challenges has been lack of international distribution. There are multiple synergies in our merger with DigitalGlobe. But one of those are those very close relationship that they have with an increasing number of U.S. and Canada allies around the world. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. So it kind of leads another next question, the U.S. access strategy, what else needs to be done there? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Well initially, as a foreign-owned company, we had to restructure in order to get access to the U.S. space market. So we're in the process of doing that. We rolled in 2016 all of our operations under a U.S. holding company. So essentially we're operating now as a U.S-led company that required a whole restructuring and leadership team beginning with my joining a year ago. We are now fully authorized by the U.S. DoD to compete for classified work within the U.S. space market. And again, the merger with DigitalGlobe will give us even deeper access in understanding of the missions and the needs, and we think we'll accelerate our penetration into the U.S. government markets. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. And then lastly, are there any new technologies that you've recently introduced or soon plan to introduce that are particularly noteworthy? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director I think the latest technologies in communication satellites relate to how to get more and more capacity efficiently on a bus that has, by definition, a limited amount of power and a limited amount of size. The biggest challenge to satellite technologies continues to be launch cost. And so to the extent that you can make satellites smaller and more efficient, it costs less to launch them and you get your payback on that launch a lot faster. So most of our technologies are around turning analog into digital capabilities, software-defined satellite communications technologies which require a lot less hardware, utilize software to do that work and also provide a lot more flexibility. In addition, developing things like Roll-Out Solar Arrays that allow you to get more and more power without adding more and more scale to the satellites. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. So if we can turn to the merger now. So this was announced in February. You've kind of touched on a few of the benefits. Can you just kind of summarize for everybody the rational for the merger and how we should think about the synergies? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Well certainly from our standpoint there were 3 or 4 key drivers. Number one, was to diversify the company from being focused mostly on communication satellites more into the Earth observation market. Second, was to forward integrate from just providing satellites but to providing data, services and analytics, and the more steady flow of revenue and profit that comes with that, much less cyclical business. Third, though, is the vertical integration back to be able to come together with the design of World Legion, and put that together from a standpoint of designing the entire end-to-end system. We'll be the only manufacturing company to be able to have an end-to-end solution, designing the satellite to the specs that DigitalGlobe needs for their next-generation constellation, putting that together with the ground stations that we have to integrate and process all of the data, and then to provide the services and increasingly the analytics, which give you the insights at the other end of the spectrum. So we think that together, we're going to be better than we were as separate companies because of all of those commercial matters, but also from a business standpoint, higher scale will leverage more of the economies of that scale, and we think overall be a lower risk, higher valued investment. Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director And from the perspective of DigitalGlobe share owners, I couldn't emphasize more the 2 points on scale and on the importance of having end-to-end solutions from manufacturing through to the operation of electrooptical and radar satellites through to a --an analytics business with greater scale as well. The other benefits include diversification. Today, 45% of DigitalGlobe's revenue was associated with the EnhancedView contract. This will drive that down to approximately 15% of revenue, which we believe is an important benefit for the company and shareowners. And then from an economics perspective, DigitalGlobe shareowners will receive the benefit of cash consideration, premium and an equity interest and the combined company, which we believe has even better prospects going forward. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Got it, okay. So this was just announced in February. Where do we stand in the approval process and what is the expected timing? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Well it's underway. We continue to say second half of 2017. Hopefully its earlier in that time period rather than later. But we do have to go through some steps relative to regulatory approval. The antitrust step has already been completed. And now we're going through the process in the U.S. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference known as CFIUS, again as is still foreign-owned company, we have to receive approval from that agency. And then of course, we're providing a lot of shares to the DigitalGlobe shareowners going through the SEC registration process for all of that. So it's really going along just fine. No issues that we're aware of, but rather just waiting for the regulatory process to run its course. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Got it, okay. So Jeff you talked about the percentage of revenue from EnhancedView, but have you said what the EBITDA split will look like that will come from EnhancedView post deal? Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director We don't break out EBITDA from any of those lines of business. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay, fair enough. The combined leverage of the company post deal, how should we think about that? Do you intend to lower that overtime? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Yes, we'll be coming out at around 4x leverage and our plan is to get that under 3x within the first couple of years. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. Anybody in the audience have any questions? Okay. You've kind of talked about, when the deal launched, the customers that you talked to within the government, I know that there's not a lot you can say there, but what can you say there? And then also, on the commercial side, what has been the response from customers since the deal was announced? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Well certainly, everyone that I've talked to I think sees the value of the end-to-end solution. They're focused on their mission, and they want partners who can provide solutions to their mission, rather than focused on I want to buy this or I want to buy that. We have unique visibility because we're serving as a merchant supplier all of the small satellite, Earth observation customers for example. So I think we've some unique insights into how to structure an end-to-end solution, using satellites, ground stations and the data processing in order to satisfy those mission requirements. I think that's why they're excited about the merger. Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director And we've heard the same thing on the DigitalGlobe side of things. Across our customer base, we're hearing enthusiasm for the end-to-end solutions. We're seeing real opportunities emerge for those end-to-end solutions, so that's encouraging. And we're also hearing that the customers see value in us being more diversified. So from our perspective, we've checked the box on the customer side of things. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 23, 2017 / 12:40PM, DGI - DigitalGlobe Inc at JPMorgan Tech, Media and Telecom Conference Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst Okay. And then, trying to remember exactly how it went there, it was a deal that you made with the government that I think was by 2018 or 2019, that's all of the operations and even the stock maybe would be listed in the U.S. by within the next 3 to 4 years. Can you start with that process now or do you have to wait until the deal closes? Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Yes, so in reality we had already started the process when I arrived. We had to reorganize. And the plan now --has always been, since that time, to become a fully domesticated U.S. company. So we put down that timetable as part of this transaction, so by end of 2019, we'll be --the parent company will be headquartered in the U.S. We'll have a dual listing on the NYSE, when we finish the combination. And then within 2 years that'll become the primary listing, and our Toronto listing will become the dual listing. So all of that's going on, getting ready to launch right now. Mark Wesley Strouse - JP Morgan Chase & Co, Research Division - Alternative Energy and Applied and Emerging Technologies Analyst All right, okay. Anybody have any questions? No, okay. So I think we can wrap it up early. Thank you guys very much for coming. Thanks everybody in the audience. Howard L. Lance - MacDonald, Dettwiler and Associates Ltd. - CEO, President and Director Thank you. Jeffrey R. Tarr - DigitalGlobe, Inc. - CEO, President and Director Thanks, Mark. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements and other information contained herein, including, but not limited to, statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other words, terms or phrases of similar meaning, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017.

The forward-looking statements contained in this communication are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this communication or other specified date and speak only as of such date. We undertake no obligation to revise or update any forward-looking statements as a result of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.